Exhibit 99.2 PRESS RELEASE

Qatar: TotalEnergies the First Company Selected to Partner

with QatarEnergy on the Giant North Field East LNG Project

Doha, June 12, 2022 – Following the request for proposals in relation to partner selection for the North Field East (NFE) liquified natural gas project, TotalEnergies has been awarded a 25% interest in a new joint venture (JV), alongside national company QatarEnergy (75%). The new JV will hold a 25% interest in the 32 million tons per annum (Mtpa) NFE project, equivalent to one 8 Mtpa LNG train.

The World's Largest LNG Project

The NFE, launched by QatarEnergy in summer 2019, is currently under construction. It is intended to increase Qatar's total LNG export capacity from 77 Mtpa to around 110 Mtpa by 2027, thanks to the construction of four 8 Mtpa trains. The upstream part of the project will develop the southeastern area of the field with 8 platforms, 80 wells and gas pipelines to the onshore plant.

A Low-Carbon LNG Project

Paying special attention to environmental and climate challenges, the project will apply the highest standards to reduce emissions. The native CO2 from natural gas production will be captured and sequestrated in a saline aquifer. In addition, the facilities will be connected to the country's electrical grid, which will supply a growing portion of renewable electricity – in line with Qatar’s climate ambitions – thanks to the giant Al Kharsaah solar power plant, which is scheduled to come on stream in 2022, and in which TotalEnergies is a partner.

At the award ceremony, Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, said: "This is another historic day for TotalEnergies in Qatar, where we have been present for more than 80 years. Qatar has huge natural gas resources that it intends to develop further to increase the production of the least expensive, the most environmentally respectful and the best located LNG. TotalEnergies was present at the beginning of its LNG industry in Qatar some 30 years ago through its interest in Qatargas 1, and then Qatargas 2 in 2005. We are very proud that Qatar has chosen again TotalEnergies, this time as the first partner for its new major phase of LNG expansion. It is a clear testimony of the profound trust that the teams have developed together, and it will extend our strategic partnership with Qatar and QatarEnergy for more than 25 years. It is good news for the fight against Climate Change as gas and LNG are key to support the energy transition, and notably the shift from coal to gas in many countries. With its low costs and low greenhouse gas emissions – thanks to carbon capture and storage – the North Field expansion will be an exemplary and major contribution to our low-carbon LNG growth strategy. This new partnership will indeed enable us to reinforce our global LNG portfolio and, together with Qatar, it will support our ability to contribute to Europe energy security."

In his remarks during the ceremony, His Excellency Mr. Saad Sherida Al-Kaabi, the Minister of State for Energy Affairs, the President and CEO of QatarEnergy, said: “This is a historic landmark for Qatar’s energy industry and for the world’s largest LNG development. The North Field East project is an iconic achievement that will not only ensure the optimal utilization of Qatar’s natural resources but will also provide the world with the cleaner and more reliable energy it needs. Today, QatarEnergy is standing at the threshold of a new era with a stronger commitment to energy transition and to the safe, reliable, and trustworthy access to cleaner energy. We will continue to power lives in every corner of the world for a better tomorrow for all. This is our commitment. We look forward to working closely with TotalEnergies, who are a long-term strategic partner that we have always trusted to support the efficient and safe delivery of our projects. I would like to thank all the team members in QatarEnergy and TotalEnergies for the excellent collaboration and for all their hard work that has led to this important moment. I also would like to express thanks and appreciation to the project’s team and to the Qatargas organization for continuing to deliver the NFE project, and with an outstanding safety record. We are forever grateful to the wise leadership of His Highness the Amir Sheikh Tamim bin Hamad Al Thani and for His unlimited support of Qatar’s energy sector.”

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TotalEnergies, The World’s Third-Largest Low-Carbon LNG Company

TotalEnergies is the world’s third-largest low-carbon LNG company, with a global market share of around 10% and a global portfolio of nearly 50 Mt/y by 2025 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, trading, and LNG bunkering. TotalEnergies ambition is to increase the share of natural gas in its sales mix to 50% by 2030, reduce the gas value chain’s carbon emissions, eliminate methane emissions, and work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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